UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Pure Acquisition Corp.
(Name of Subject Company)

Pure Acquisition Corp.
(Name of Person Filing Statement)

Warrants to Purchase Shares of Class A Common Stock, par value $0.0001 per Share (Title of Class of Securities)

74621Q 114 (CUSIP Number of Class of Securities)

Jack D. Hightower Chief Executive Officer Pure Acquisition Corp. c/o HighPeak Pure Acquisition, LLC 421 W. 3rd Street, Suite 1000 Fort Worth, TX 76102 (817) 850-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:
G. Michael O’Leary Hunton Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Pure Acquisition Corp., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102. The Company’s telephone number at this address is (817) 850-9200.

Securities

This Statement relates to the Company’s outstanding Public Warrants (as defined below). As of September 26, 2019, there were issued and outstanding 20,700,000 Public Warrants, each of which was sold as part of the units issued in the Company’s initial public offering (“IPO”). All such Public Warrants have an exercise price of $11.50 per share.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The Company is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in Item 1 above.

Tender Offer

This Statement relates to an offer (the “Offer”) by HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor”), HighPeak Energy Partners GP II, LP, a Delaware limited partnership (“HPEP II GP”), and Jack D. Hightower (together with HPEP II, Sponsor and HPEP II GP, the “Offerors”) to purchase 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of the Company, each of which was sold as part of the units issued in the Company’s IPO, which closed on April 17, 2018, pursuant to a prospectus dated April 12, 2018 (the “IPO Prospectus”), at the tender offer price of $1.00 in cash per Public Warrant. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated September 12, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits and any amendments or supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2019, as amended by Amendment No. 1 on Schedule TO-T/A filed with the SEC on September 16, 2019, and as further amended by Amendment No. 2 on Schedule TO-T/A filed with the SEC on September 20, 2019.

Pursuant to the Sponsor’s obligation under a certain letter agreement (the “Letter Agreement”), dated as of April 18, 2018, entered into with the Company in connection with the Company’s IPO, the Sponsor or an affiliate thereof was required to commence a tender offer for the Public Warrants not owned by the Sponsor or its affiliates at a price of $1.00 per Public Warrant  promptly after any occurrence of (a) the Company’s announcement of an initial Business Combination or (b) following the Company’s filing of a preliminary proxy statement with respect to a proposed amendment to the Company’s Charter that would affect the substance or timing of the Company’s obligation to redeem 100% of the outstanding public shares if the Company does not complete a business combination within 18 months from the closing of the IPO.

The Company filed a preliminary proxy statement with the SEC on September 10, 2019, and filed a definitive proxy statement with the SEC on September 20, 2019 (the “Proxy Statement”) announcing a special meeting in lieu of its 2019 annual meeting of stockholders, at which the Company will seek the approval of its stockholders with respect to, among other things, a proposal (the “Proposal”) to, amend (the “Extension Amendment”) the Company’s second amended and restated certificate of incorporation (the “Charter”) to extend the date by which the Company must complete a business combination (the “Extension”) from October 17, 2019 to February 21, 2020 (the “Extended Date”). If the Extension Amendment is approved, the Company will afford its public stockholders the right to redeem their shares of Class A Common Stock for a pro rata portion of the funds available in the trust account established by the Company in connection with the IPO (the “Trust Account”) at the time the Extension Amendment becomes effective. The purpose of the Extension Amendment is to allow the Company more time to complete its initial business combination, which the Company’s Board of Directors believes is in the best interests of the Company’s stockholders. If the Extension Amendment is approved, the Company will hold another stockholder meeting prior to the Extended Date in order to seek stockholder approval of any proposed business combination.

To comply with the terms of the Letter Agreement, the Offerors commenced the Offer on September 12, 2019, promptly following the Company’s filing of the preliminary proxy statement on September 10, 2019.

As set forth in the Schedule TO, the business address of the Company and the Offerors are set forth under Item 1 above.

The Company does not take any responsibility for the accuracy or completeness of any information set forth in the Schedule TO which is summarized herein or any failure by the Schedule TO Filing Persons to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest

The information set forth in the section of the Offer to Purchase titled “The Offer – 5. Background and Purpose of the Offer – D. Interests of Directors and Executive Officers,” the sections of the Company’s Annual Report on Form 10-K filed with the SEC on February 8, 2019, titled “Item 11 – Executive Compensation,” “Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13 – Certain Relationships and Related Transactions, and Director Independence,” and the section of the Company’s Proxy Statement titled “Certain Relationships and Related Party Transactions” are incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

The Board of Directors of the Company has determined that it is unable to take a position, make a recommendation or express an opinion with respect to the Offer. The Board of Directors believes that the decision of a holder of Public Warrants (the “Holders”) regarding whether or not to tender its Public Warrants in the Offer is a personal investment decision based upon each individual Holder’s particular circumstances, which such circumstances the Board of Directors is unable to know or predict with respect to Individual Holders. The Board of Directors believes that each Holder’s decision regarding the Offer will be based on information available to such Holder, including the adequacy of the Offer price in light of the Holder’s own investment objectives, the Holder’s views as to the Company’s prospects and outlook, and the factors considered by the Board of Directors, as described below, including the fact that the Company will also conduct a tender offer to purchase the Public Warrants not purchased in the Offer at such time that the Company announces that it has entered into an agreement to consummate an initial business combination.

Reasons for the Inability of the Company’s Board of Directors to Take a Position

In determining that it was unable to take a position with respect to the Offer, the Board of Directors considered a number of factors, including the following:

On April 12, 2018, the registration statement on Form S-1 (File No. 333-223845) for the IPO was declared effective by the SEC. In connection with the IPO, the Sponsor committed to offer or to cause an affiliate to offer to purchase the Public Warrants sold as part of the units issued in the IPO at a purchase price of $1.00 per Public Warrant in a proposed tender offer that would commence after the announcement of the Company’s initial business combination or the filing of a proxy statement or information statement with respect to a proposed amendment to the Company’s Charter that would affect the substance or timing of the Company’s obligation to redeem 100% of the Company’s public shares if the Company does not complete a business combination within 18 months of the completion of the IPO.

Pursuant to the Charter, the Company currently must complete a business combination by October 17, 2019.

In connection with the Extension Amendment, pursuant to their obligations under the Letter Agreement, the Offerors have collectively agreed to conduct the Offer to purchase 20,700,000 outstanding Public Warrants at a price of $1.00 per Public Warrant in connection with, the Offer. The Offer is not conditioned upon any minimum number of Public Warrants being tendered.

The Offerors commenced the Offer on September 12, 2019, promptly following the filing of the Company’s preliminary proxy statement on September 10, 2019, pursuant to which the Offerors offered to purchase 20,700,000 Public Warrants at a purchase price of $1.00 per Public Warrant, which offer would end at 11:59 p.m., Eastern Time, on October 11, 2019, or such later date to which the Offerors may extend the Offer.

In the event that a Holder does not tender its Public Warrants in this Offer and the Company completes an initial business combination, the Sponsor has an obligation under the Letter Agreement for the Sponsor or an affiliate thereof to commence a tender offer for the then outstanding Public Warrants not owned by the Sponsor or its affiliates at a price of $1.00 per Public Warrant  promptly after any occurrence of the Company’s announcement of an initial Business Combination. If the Holder does not tender in connection with that offer, the Public Warrants will become exercisable 30 days after the consummation of an initial business combination of the Company for a period of five years thereafter. Alternatively, if the Company does not complete an initial business combination, the Public Warrants will expire at the end of such period. In the event that the Extension Amendment is not approved, and the Company were to liquidate upon a failure to consummate the initial business combination prior to October 17, 2019 (or prior to the Extended Date in the event that the Extension Amendment is approved), Holders would receive $1.00 per Public Warrant to holders of Public Warrants other than the Sponsor and its affiliates. There will be no other redemption rights or liquidating distributions with respect to our warrants, which will expire if the Company fails to complete an initial business combination by October 17, 2019.

In addition, if the Extension Amendment is approved, the Company’s Sponsor has agreed to contribute or cause an affiliate to contribute to the Company as a loan $0.033 for each share of the Company’s Class A Common Stock issued in the IPO that is not redeemed in connection with the stockholder vote to approve the Extension Amendment for each month (commencing on October 17, 2019 and on the 17th day of each subsequent calendar month thereafter) that is needed by the Company to complete a business combination from October 17, 2019 until the Extended Date (the “Contribution”).

The foregoing discussion of material factors considered by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in determining that it is unable to take a position with respect to the Offer. In addition, individual members of the Board of Directors may have assigned different weights to different factors.

Intent to Tender

After reasonable inquiry and to our knowledge, none of our directors, executive officers, affiliates or subsidiaries currently intends to tender any Public Warrants held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as set forth in the section of the Offer to Purchase entitled “The Offer—Fees and Expenses”, which is incorporated by reference herein, neither the Company nor the Offerors nor any person acting on their behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Holders with respect to the Offer.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Neither the Company nor the Offerors, nor any of their directors, executive officers, affiliates or subsidiaries, has engaged in any transactions in the Public Warrants in the last 60 days.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Public Warrants by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described in this Statement, to the knowledge of the Board of Directors and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to one or more of the matters referred to in the preceding sentence.

Item 8.	ADDITIONAL INFORMATION.

Not applicable.

Item 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated September 12, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by HighPeak Energy Partners II, LP on September 12, 2019).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by HighPeak Energy Partners II, LP on September 12, 2019).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by HighPeak Energy Partners II, LP on September 12, 2019).
(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by HighPeak Energy Partners II, LP on September 12, 2019).

(a)(1)(E)

Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by HighPeak Energy Partners II, LP on September 12, 2019).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(e)(1)

Letter Agreement, dated April 12, 2018, by and among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(e)(2)

Registration Rights Agreement, dated April 12, 2018, by and among Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

Exhibit Number	Description
(e)(3)

Forward Purchase Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Energy Partners, LP (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(e)(4)

Administrative Services Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 001-38454) filed with the SEC on May 25, 2018).

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2019

PURE ACQUISITION CORP.

By:	/s/ Steven W. Tholen
Steven W. Tholen
Chief Financial Officer